UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization CNPJ/MF nº 76.535.764/0001-43 NIRE 33.3.0029520-8 Publicly-Held Company

NOTICE TO THE MARKET

Publication of Public Notice of the List of Creditors presented by the Brazilian Judicial Administrator

Oi S.A. - Under Judicial Reorganization (“Company”) informs its shareholders and the market in general that the Public Notice of the list of creditors presented by the Brazilian Judicial Administrator (“Creditors List”) before the 7th Business Court of Rio de Janeiro (“Judicial Reorganization Court”) was published on this date and is available from this date to its shareholders, to the market in general and to creditors on the website of the judicial reorganization, which can be accessed through the http://www.recjud.com.br address and on the website of the Court of the judicial District of Rio de Janeiro, with access to the public at the website http://www.tjrj.jus.br/documents/10136/1709761/relacao-credores-aj.pdf. As of this date, the Company’s creditors will have (i) 10 business days to challenge the Creditors List before the Judicial Reorganization Court; and (ii) 30 business days to file objections to the judicial reorganization plan.

Rio de Janeiro, May 29, 2017.

Oi S.A. – In Judicial Reorganization

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2017

OI S.A. – In Judicial Reorganization

By:  /s/ Ricardo Malavazi Martins

Name: Ricardo Malavazi Martins

Title: Chief Financial Officer and Investor Relations Officer